Exhibit 99.2

October 11, 2022

Governance and Nominating Committee of the Board of Directors of Brookfield Business Partners Limited, the General Partner of Brookfield Business Partners L.P.

73 Front Street

5th Floor

Hamilton, Bermuda

HM 12

To the Members of the Committee:

Tudor, Pickering, Holt & Co. Securities – Canada, ULC (together with its corporate advisory affiliates, “TPH”, “we” or “us”) understands that Brookfield WEC Aggregator LP (“WEC Aggregator”) and Brookfield Capital Partners (Bermuda) Ltd. (“GP”, and together with WEC Aggregator, collectively, the “Sellers”), the general partner of Brookfield WEC Holdings Sub-Aggregator LP (the “Company”), propose to sell all of the equity interests of the Company to Watt New Aggregator L.P. (the “Buyer”) pursuant to an equity purchase agreement (the “Agreement”) to be entered into among Brookfield Business Partners L.P. (“BBU Parent”), the Sellers, Watt Aggregator, L.P. (“BEP Investor”), Cameco Corporation (“Cameco”) and the Buyer (the “Transaction”).

We understand that (a) the Company, through direct and indirect subsidiary entities (such subsidiary entities, including Westinghouse Electric Company LLC, together with the Company, collectively, “Westinghouse”) owns the business carried on as Westinghouse; (b) BBU Parent, through subsidiary entities indirectly controlled by BBU Parent and associated entities of such subsidiary entities (such subsidiary entities and associated entities, together with BBU Parent, collectively, the “BBU Business”) owns 43.96% of the equity interests of the Company (the “Equity Interest”) indirectly through ownership of 43.96% of the equity interests of WEC Aggregator; and (c) BEP Investor owns a majority of the equity of the Buyer, with Cameco owning the remainder of the equity of the Buyer. We have been directed to assume by senior management of Brookfield Asset Management Inc. (“Brookfield”), in its capacity as manager of BBU Parent, that the BBU Business will receive (after adjustments to the purchase price provided by senior management of Brookfield), in the aggregate, US$1,628 million in cash (the “Consideration”) in exchange for the Equity Interest in the Transaction.

We understand that the Transaction constitutes a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and therefore a formal valuation of the Equity Interest (the “Formal Valuation”) is required in connection with the Transaction. We further understand that the Governance and Nominating Committee (the “Committee”) of the board of directors (the “Board of Directors”) of Brookfield Business Partners Limited, the general partner of BBU Parent, comprised of independent directors within the meaning of MI 61-101 in respect of the Transaction, was engaged to, among other things, appoint and oversee the work of an independent and qualified valuator, supervise the preparation of a formal valuation, review and consider the terms, conditions, agreements and other matters related to the Transaction, and make recommendations to the Board of Directors with respect thereto.

The Committee, on behalf of BBU Parent, retained TPH to act as its financial advisor with respect to a direct or indirect sale of the Equity Interest including, among other things, to provide financial advice to the Committee in connection with the Transaction and, ultimately, the preparation and delivery to the Committee of (i) the Formal Valuation and (ii) an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the BBU Business for the Equity Interest in the Transaction (the “Fairness Opinion”). The Formal Valuation and the Fairness Opinion (or, collectively, the “Opinions”) have been prepared in accordance with the disclosure standards for formal valuations and fairness opinions (the “IIROC Rules”) of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Formal Valuation or the Fairness Opinion.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

We understand that completion of the Transaction is subject to the satisfaction or waiver of certain conditions including, but not limited to, the minority approval in accordance with MI 61-101 by holders of limited partnership units of BBU Parent. We understand that the terms of the Transaction will be more fully described in an information circular to be prepared by or on behalf of BBU Parent (the “Information Circular”) and mailed to unitholders of BBU Parent and filed on the profile of BBU Parent (as well as the profile of Brookfield Business Corporation) on the System for Electronic Document Analysis and Retrieval (“SEDAR”) (or if discretionary relief is granted by the applicable securities regulatory authorities, in an alternative disclosure document filed on the SEDAR profile of BBU Parent (as well as the profile of Brookfield Business Corporation)), and further that the Formal Valuation and the Fairness Opinion may form an exhibit to (or be filed on the SEDAR profile of BBU Parent (as well as the profile of Brookfield Business Corporation)), and will be referenced and described in, the Information Circular (or alternative disclosure document, as applicable). Subject to the terms of our Engagement Agreement (as defined below), we hereby consent to such inclusion, reference and description (in a form acceptable to TPH) and filing as necessary by or on behalf of BBU Parent with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.

All dollar amounts herein are expressed in U.S. dollars, unless stated otherwise.

ENGAGEMENT

The Committee first contacted TPH on June 22, 2022 in relation to an advisory role in respect of a potential sale of the Equity Interest, and the Committee subsequently retained TPH pursuant to an engagement agreement dated effective June 30, 2022 (the “Engagement Agreement”). Although TPH was retained on behalf of BBU Parent, the Engagement Agreement specifies that TPH is subject to instruction by, and under the supervision of, solely the Committee. The Engagement Agreement specifies that TPH will be paid a fee of $3,500,000, comprised of a creditable work fee and fees in respect of the Formal Valuation and the Fairness Opinion, regardless of the conclusions reached therein. The Engagement Agreement specifies that TPH will not receive any compensation that is contingent upon the successful completion of the Transaction or any other transaction. In addition, BBU Parent has agreed to reimburse TPH for its reasonable and documented out-of-pocket expenses incurred in connection with the Engagement Agreement, including the reasonable and documented fees and expenses of its legal counsel. BBU Parent also agreed to indemnify TPH, its affiliates and their respective directors, officers, partners, advisors, consultants, agents or employees for certain liabilities related to or arising out of its rendering of services under the Engagement Agreement or to contribute to payments TPH may be required to make in respect of these liabilities. No understandings or agreements exist between TPH and BBU Parent with respect to future financial advisory or investment banking business. In connection with the preparation of the Formal Valuation and the Fairness Opinion, (a) TPH was not requested to nor authorized by the Committee to solicit, and did not solicit, interest from any other party with respect to the acquisition of any part or all of Westinghouse, or any other extraordinary transaction involving Westinghouse and (b) TPH was not requested to nor authorized by the Committee to participate in negotiations with respect to the terms of the Transaction, and did not so participate.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

INDEPENDENCE OF TPH

Neither TPH nor any of its affiliated entities (as that term is defined in MI 61-101) is, in respect of BBU Parent: (i) an issuer insider, associated entity or affiliated entity of any interested party (as those terms are defined in MI 61-101); (ii) an advisor to any interested party with respect to the Transaction; (iii) receiving compensation that depends in whole or in part on the conclusion reached in the Formal Valuation or the outcome of the Transaction; (iv) a manager or co-manager of a soliciting dealer group for the Transaction; (v) the external auditor of BBU Parent or any interested party; or (vi) holding a material financial interest in the completion of the Transaction. TPH has not entered into any other agreements or arrangements with BBU Parent or any of its associates or affiliates with respect to any future dealings in respect of the Transaction. TPH has not acted as agent or underwriter in any financings involving Brookfield, BBU Parent, BEP Investor, the Buyer, Cameco or any of their associates or affiliates during the 24-month period preceding the date that TPH was first contacted in respect of the Transaction.

TPH, which is part of the energy investment and merchant banking business of Perella Weinberg Partners, and its affiliates (including Perella Weinberg Partners), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TPH and its affiliates also engage in securities trading and brokerage, equity research, asset management activities and other financial services, and in the ordinary course of these activities TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of Brookfield, BBU Parent, Cameco or any of the other parties to the Transaction and any of their respective affiliates and (ii) any currency or commodity that may be material to such parties or otherwise involved in the Transaction and the other matters contemplated by the Agreement. In addition, TPH and its affiliates and certain of its employees, including members of the team performing services in connection with the Transaction, as well as certain asset management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Brookfield, BBU Parent, Cameco or any of the other parties to the Transaction or their respective equity holders or affiliates.

TPH is of the view that it is independent of all interested parties in the Transaction as determined in accordance with MI 61-101.

CREDENTIALS OF TPH

TPH is an internationally recognized investment banking firm that is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions. The Committee selected TPH to act as its financial advisor in connection with the Transaction on the basis of, among other things, TPH’s experience in similar transactions and its reputation and familiarity with the energy industry, including the nuclear sector and related services sectors. The Formal Valuation and the Fairness Opinion expressed herein are the opinions of TPH, and the individuals primarily responsible for preparing the Formal Valuation and the Fairness Opinion are professionals of TPH experienced in mergers and acquisitions, divestitures, financial opinions, capital markets matters and financial analyses. The Formal Valuation and the Fairness Opinion have been reviewed and approved by an internal committee of senior professionals affiliated with TPH, each of whom is experienced in mergers and acquisitions, divestitures, financial opinions, capital markets matters and financial analyses.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

SCOPE OF REVIEW AND APPROACH TO ANALYSIS

In connection with rendering the Formal Valuation and the Fairness Opinion, TPH has reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Agreement dated October 9, 2022;

2.	confidential information memorandum regarding Westinghouse and related information concerning the business, operations and financial condition of Westinghouse, including the balance sheet for Westinghouse as at June 30, 2022;

3.	confidential materials provided by Westinghouse and the Company’s financial advisors including details of proposals received during the sales process undertaken to seek the sale of the Company, conducted by such financial advisors;

4.	certain internal financial statements, financial information, budgets, projections, estimates and forecasts for Westinghouse including: (a) a forecast for Westinghouse prepared by management of Westinghouse for the period 2022-2026, adjusted to (i) include forecasted cash taxes prepared by Westinghouse’s tax advisors and provided to us by management of Westinghouse and (ii) exclude forecasted M&A activity and cash flows and related items from a transmission and distribution business excluded from the Transaction (the “Westinghouse Forecast”); (b) a forecast for the eVinci division of Westinghouse prepared by management of Westinghouse for the period 2022 – 2040, adjusted to include forecasted cash taxes provided to us by management of Westinghouse (the “eVinci Forecast”, and together with the Westinghouse Forecast, the “Forecasts”);

5.	publicly available securities filings and information concerning BBU Parent;

6.	publicly available information regarding Westinghouse;

7.	public disclosure, including relating to the business, operations, financial performance and equity trading history, of selected public issuers that TPH considered relevant;

8.	public disclosure regarding selected transactions that TPH considered relevant;

9.	publicly disclosed economic information including interest rates, exchange rates, and other economic data that TPH considered relevant;

10.	industry reports on nuclear industry activity and growth;

11.	various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding Westinghouse, the nuclear servicing and fueling industries, and other public companies, as TPH considered relevant;

12.	internal corporate structure information concerning the BBU Business, the Equity Interest and Westinghouse, provided by the Company’s financial advisors and the Committee’s legal counsel;

13.	discussions and meetings with senior management of, and advisors to, each of Westinghouse and Brookfield relating to the primary assets, operations, business plan, financial and operating forecasts and projections, and the prospects for, Westinghouse, and the strategic rationale for, and potential benefits of, the Transaction, and other matters considered relevant by TPH;

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

14.	discussions and meetings with the Committee concerning, among other matters, the business, operations and financial condition of Westinghouse and the strategic rationale for, and potential benefits of, the Transaction;

15.	discussions with legal counsel to the Committee;

16.	representations contained in certificates addressed to us, dated as of the date hereof, from a senior officer of Brookfield Capital Partners Ltd., an affiliate of Brookfield and WEC Aggregator, and a senior officer of Westinghouse Electric Company LLC, each as to, among other things, certain factual matters and the completeness and accuracy of the Forecasts and other information upon which the Formal Valuation and the Fairness Opinion are based (collectively, the “Representation Letters”); and

17.	such other studies, analyses and factors as we considered appropriate in the circumstances.

TPH has not, to the best of its knowledge, been denied access by Westinghouse, the Company, the Sellers or Brookfield to any information under each entity’s respective control requested by TPH.

ASSUMPTIONS AND LIMITATIONS

For the purposes of the Formal Valuation and the Fairness Opinion, we assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by us, or publicly available. With respect to the Forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgements of management of Westinghouse and Brookfield as to the matters covered thereby and that such forecasts and estimates provide a reasonable basis upon which to evaluate the sale of the Equity Interest in the Transaction. The Forecasts reflect certain assumptions regarding global energy and nuclear energy fundamentals and related services industries that are subject to significant uncertainty and that, if different than assumed, could impact our analyses and the Formal Valuation and the Fairness Opinion. We express no view as to any such Forecasts or the assumptions or methodologies upon which they are based.

We have also assumed, among other things, that (i) all of the public disclosure posted on each of BBU Parent's and Brookfield's profiles on SEDAR are true and accurate in all respects, (ii) the Agreement executed by the parties thereto (together with any exhibits and schedules thereto) will not differ from the draft version we reviewed, referenced above, (iii) the representations and warranties of the parties to the Agreement and all other related documents and instruments that are referred to therein will be true and correct, (iv) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (v) all conditions to the consummation of the Transaction will be satisfied without amendment or waiver thereof, (vi) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, and (vii) all governmental, regulatory or other consents or approvals necessary for consummation of the Transaction will be obtained, in the case of each of the foregoing clauses (ii) - (vii), without any adverse effect on the BBU Business, the Equity Interest, the Consideration, the Company or Westinghouse in any way meaningful to our analysis or the Opinions. Further, we have assumed that adjustments to the purchase price or to the structure of the Transaction, if any, pursuant to the Agreement or otherwise, would not have any adverse effect on the BBU Business, the Equity Interest, the Consideration, the Company or Westinghouse in any way meaningful to our analysis or the Opinions.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Westinghouse or the Company. The Opinions do not address any legal, regulatory, tax, solvency or accounting matters, and we have relied as to all legal matters relevant to rendering hereof upon the advice of our legal counsel.

The Formal Valuation and the Fairness Opinion do not address the underlying business decision of the Committee or BBU Parent in respect of the Transaction, or of any party to engage in the Transaction, or the relative merits of the Transaction as compared to any other alternative transaction that might be available to BBU Parent or any party to the Transaction. The Formal Valuation and the Fairness Opinion address only, as of the date hereof, the Fair Market Value (as defined herein and expressed as a range) of the Equity Interest and the fairness, from a financial point of view, of the Consideration to be received by the BBU Business for the Equity Interest in the Transaction. TPH does not express any view on, and the Formal Valuation and the Fairness Opinion do not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the fairness of or value of the Transaction to, or any consideration paid or received in connection therewith by, creditors, other equity holders or other constituencies of BBU Parent, Westinghouse, the Sellers, the Company or any other parties to the Transaction; nor as to the fairness of or value of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of BBU Parent, Brookfield, Westinghouse, the Sellers, the Company or any other parties to the Transaction, or any class of such persons, in connection with the Transaction, whether relative to the Consideration for the Equity Interest pursuant to the Transaction or otherwise. The Formal Valuation and the Fairness Opinion are necessarily based on economic, monetary, market and other conditions in effect on, and the information made available to us as of, the date hereof, and such economic, monetary, market and other conditions are beyond the control of TPH or any party involved in the Transaction. Except as required pursuant to MI 61-101, we assume no obligation to update, revise or reaffirm the Opinions and expressly disclaim any responsibility to do so based on information, circumstances, developments or events occurring, or of which we become aware, after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinions after the date hereof, we reserve the right to change, modify or withdraw the Formal Valuation and/or the Fairness Opinion. We are not expressing any opinion as to the trading price or value of any securities of BBU Parent or any other party at any time.

Our advisory services and the Opinions are provided exclusively for the information and assistance of the Committee (in its capacity as such) in connection with its consideration of the Transaction and may not be used or relied upon for any other purpose and may not be disclosed, referred or communicated to, or relied upon by, any third party without our prior written consent. Except as contemplated herein, the Formal Valuation and the Fairness Opinion are not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. Neither the Formal Valuation nor the Fairness Opinion are intended to be, nor do they constitute, a recommendation to the Committee as to whether it should recommend approval of any aspect of the Transaction to the Board of Directors, or a recommendation to any securityholder as to how to vote or whether to approve any aspect of the Transaction.

A senior representative of each of Brookfield Capital Partners Ltd. and of Westinghouse Electric Company LLC (collectively, the “Certifying Officers”) made representations to TPH in the Representation Letters regarding, among other things, the information, data and other material (financial or otherwise) relating to the Sellers, the Company, Westinghouse or its or their respective assets and business, including the assets and business subject to the Transaction, provided orally or in writing by or on behalf of the Sellers, the Company or Westinghouse (including any of its or their respective agents or representatives) to TPH (collectively, the “Information”) including the Forecasts, and, to the knowledge of the Certifying Officers, the absence of facts or circumstances, public or otherwise, regarding the Forecasts, assets, liabilities, business, operations, affairs, prospects or condition (financial or otherwise) of the Sellers, the Company or Westinghouse, or that relate to the Sellers, the Company, Westinghouse or the assets and businesses subject to the Transaction, that have not been disclosed to TPH in the Information that could reasonably be expected to materially affect the Sellers, the Company or Westinghouse, the assets and businesses subject to the Transaction, the Transaction, the Formal Valuation or the Fairness Opinion. TPH notes that management of Westinghouse and Brookfield may have differing beneficial or other pecuniary interests in the equity securities and future financial performance of Westinghouse than the BBU Business.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

PRIOR OFFERS

TPH received summaries of non-binding indications of interest submitted for Westinghouse during the sales process conducted by the Company’s financial advisors. TPH has been informed by the general partner of BBU Parent that the indications of interest submitted by parties other than the Buyer and its affiliates were not bona fide offers (within the meaning of MI 61-101) , were subject to numerous conditions, and were for lower value than the purchase consideration for the Transaction.

PRIOR VALUATIONS

The general partner of BBU Parent has represented to TPH that there are no prior valuations (as defined in MI 61-101) of Westinghouse or of its securities or material assets, which have been prepared as of a date within two years preceding the date hereof.

OVERVIEW OF THE COMPANY AND ITS RELATIONSHIP WITH BROOKFIELD

The Company is a limited partnership that, through direct and indirect subsidiary entities, owns the business carried on as Westinghouse. Westinghouse is an original equipment manufacturer for nuclear reactors and a provider of nuclear fuel and services to the global commercial nuclear reactor fleet. Established in 1886, and headquartered in Pittsburgh, Pennsylvania, Westinghouse has been owned by numerous parties, most recently by Brookfield as a result of the transaction completed August 2018 during a Chapter 11 restructuring whereby affiliated entities of Brookfield acquired Westinghouse for approximately US$3.8 billion (inclusive of the value of debt and equity). Subsequent to the acquisition by Brookfield, Westinghouse exited the fixed-price engineering, procurement and construction business and shifted towards stable, recurring business lines with a focus on operating and overhead cost reductions. The Company operates in numerous countries globally including the United States, China, France, South Korea, Sweden, Japan, the United Kingdom, Canada, and Ukraine, amongst others, with more than 9,500 employees worldwide. Westinghouse operates under the following segments to provide products and services to its customers throughout the nuclear reactor lifecycle:

•	Operating Plant Services – three business lines including outage and maintenance services (full-scope services including refueling, maintenance, inspection, and repair for nuclear power plants), engineered systems and solutions (engineering instrumentation, controls, modifications, components and support for nuclear reactors), and parts (more than 100,000 replacement parts for nuclear power plants).

•	Nuclear Fuel – designs and fabricates the fuel needed for nuclear power plants to operate. Demand is driven by nuclear power plant refueling requirements, which typically operate under an 18-24 month refueling cycle and present predictable, recurring demand.

•	Environmental Services – decontamination and decommissioning services for retired nuclear power plants, waste management and government services primarily in the United States and United Kingdom.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

•	Energy Systems – services include new plant design, engineering and procurement for new-build reactors, and micro modular reactors. This segment includes the delivery of the Westinghouse-designed AP1000 nuclear power plant and the advancing eVinci micro modular reactor.

The Company does not directly own any operating assets. The operations of Westinghouse are conducted by subsidiary entities led by a dedicated team of industry experts that are solely focused on the nuclear business. The Company is owned by WEC Aggregator and the GP, and WEC Aggregator is in turn owned by entities controlled by Brookfield, including the BBU Business. The BBU Business owns the 43.96% Equity Interest of the Company indirectly through ownership of 43.96% of the equity interests of WEC Aggregator. The business and affairs of WEC Aggregator and the various entities owning WEC Aggregator, including BBU Parent, are overseen by Brookfield employees. Brookfield indirectly owns the general partner of BBU Parent and 32.6% of the issued and outstanding limited partnership units of BBU Parent (65.5% after giving effect to the exchange of redeemable exchangeable units of Brookfield Business L.P. indirectly held by Brookfield). The Board of Directors of the general partner of BBU Parent currently consists of seven directors. Five of the directors, including all members of the Committee, are independent directors within the meaning of MI 61-101. Public unitholders of BBU Parent are not able to add or remove directors from the BBU Parent Board of Directors. Under the conflicts protocol and guidelines (the “Conflicts Protocol”) of BBU Parent, any transaction between BBU Parent, on one hand, and Brookfield, on the other, involving the purchase or sale by Brookfield of an interest in a business owned directly or indirectly by BBU Parent requires the approval of the independent directors of the general partner of BBU Parent (subject to any materiality thresholds as outlined in the Conflicts Protocol), in addition to any regulatory approval requirements. Any proposed changes or updates to the Conflicts Protocol must be approved by the independent directors of the general partner of BBU Parent and of Brookfield Business L.P.

TRADING INFORMATION

The equity of the Company is not publicly traded.

VALUATION METHODOLOGIES

Definition of Fair Market Value

In this context, and for the purposes of the Formal Valuation, Fair Market Value (“Fair Market Value”) means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. In determining the Fair Market Value of the Equity Interest, TPH did not include a downward adjustment in respect of the liquidity of the Equity Interest, the effect of the Transaction or the fact that the Equity Interest is not a controlling interest.

Form of Consideration

TPH understands that all of the consideration in the Transaction, including the Consideration in respect of the Equity Interest, to be paid by the Buyer will be in the form of cash, and that there is no non-cash consideration being offered as part of the Transaction.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

Approach and Background to Valuation

The Formal Valuation has been prepared based on techniques that TPH considers appropriate in the circumstances, after considering relevant facts and taking into account assumptions. Fair Market Value of the Equity Interest was analyzed on a going-concern basis. For the purposes of determining the Fair Market Value of the Equity Interest, TPH considered and utilized the following methodologies:

•	Discounted cash flow analysis;

•	Selected public company trading analysis; and

•	Selected transactions analysis.

The process to sell Westinghouse, and the analyses underlying the Opinions, took place during a period of high volatility in capital markets, rising interest rates, supply chain constraints and geopolitical uncertainty, including military conflict between Russia and Ukraine. The Westinghouse Forecast was developed by Westinghouse management utilizing the most recent five-year forecast approved by the Westinghouse board of directors on May 6, 2022, with updates to reflect the best estimates and judgements of Westinghouse management arising from developments occurring subsequent to such board approval. TPH considered these factors in conducting its evaluation, and, as described above, the Representation Letters from Brookfield and Westinghouse management confirmed that, as of the date hereof, the Forecasts did not contain material misstatements or omissions to the knowledge of the certifying officers. The valuation methodologies employed by TPH utilized long-range financial projections prepared by Westinghouse management, which reflect numerous assumptions by Westinghouse management, including the impact of general economic and industry conditions on future financial results and various operating, financial and strategic matters, any of which may prove to be incorrect.

In arriving at the Formal Valuation and the Fairness Opinion, TPH did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by TPH in its analyses, and no one single method of analysis should be regarded as dispositive of the overall conclusion reached by TPH. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying the Formal Valuation or the Fairness Opinion. The conclusions reached herein by TPH, therefore, are based on the application of TPH’s own experience and judgment to all analyses and factors considered by it, taken as a whole. The estimates contained in TPH’s analyses and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favourable than suggested by any analysis. In addition, analyses relating to the value of the businesses or assets of Westinghouse neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. TPH’s analyses and estimates are inherently subject to substantial uncertainty.

No selected company, group of selected companies or transaction is identical or entirely comparable to the Company or the Transaction. Further, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the Transaction and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the selected companies or subject companies of the selected transactions also are relevant. Further, differences in the structure and timing of the selected transactions and other factors that would affect the acquisition value in the transactions considered are also relevant.

Distinctive Material Value to Brookfield and its Affiliates

In preparing the Formal Valuation, TPH considered whether any distinctive material value would accrue to Brookfield and its affiliates as a consequence of the sale of the Equity Interest. The Representation Letter provided by a senior representative of Brookfield Capital Partners Ltd. represented to TPH that the Equity Interest is pari passu with other equity in the Company and entitled to 43.96% of the proceeds from a sale of the equity of Westinghouse. Based on these representations and the insufficiency of further information to quantify any distinctive material value to Brookfield and its affiliates in the sale of the Equity Interest, TPH did not specifically incorporate any such distinctive value in its determination of the Fair Market Value of the Equity Interest.

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Tudor, Pickering, Holt & Co. Securities – Canada, ULC

Westinghouse Summary Selected Historical Financial Information

The following information is derived from the Company's audited consolidated financial statements as at and for the years ended December 31, 2021 and December 31, 2020 and the interim consolidated financial statements as at and for the three and six months ended June 30, 2022 and June 30, 2021. Westinghouse Adjusted EBITDA margin in 2020 was 19.9% and increased in 2021 to 21.3%. Revenue was similar in each of 2020 and 2021. The increase in Adjusted EBITDA ($48 million increase or +7%) and Adjusted EBITDA margin reflected strong performance in operating plant services and nuclear fuel as well as growth in environmental services. For the interim period ended June 30, 2022, Westinghouse Adjusted EBITDA margins were 19.7% for the six months ended June 30, 2022, and 19.2% for the same period during the prior year. Revenue was similar in each of the interim periods, with higher Adjusted EBITDA reflecting a more profitable mix of fuel shipments. Westinghouse closed its acquisition of BHI Energy in May 2022.

Selected Consolidated Statements of Operations and Comprehensive Income (Loss) Information

	Year Ended December 31,		Six Months Ended June 30,
$ millions, unless otherwise stated	2020	2021	2021	2022
Revenue	$3,275	$3,286	$1,603	$1,591
Adjusted EBITDA	$652	$700	$307	$313
Income from Operations	$242	$248	$72	$99

Selected Consolidated Balance Sheets Information

$ millions, unless otherwise stated	30-Jun-22
Financing Debt	$3,738
Unfunded Pension and Decommissioning Liabilities	$610
Cash	$(406)
Non-Controlling Interest & Employee and Management Incentive Compensation	$407
Total	$4,349

In order to calculate implied equity values for the Company (as a whole) from the analyses summarized below, TPH subtracted the liabilities summarized above, net of cash, from the enterprise values for the Company (as a whole) implied by such analyses. In order to calculate implied equity values for the Equity Interest from such analyses, TPH multiplied the implied equity values for the Company (as a whole) by 43.96%.

Summary of Forecasted Financial Information

In its financial analysis TPH, among other things, utilized the Westinghouse Forecast and eVinci Forecast prepared by Westinghouse management. TPH was informed that certain transmission and distribution assets owned by the Company would be excluded from the Transaction (the “Excluded Assets”) and sold separately, with the BBU Business receiving proceeds from the sale of the Excluded Assets separately from the Transaction. Additionally, Westinghouse management prepared an alternative scenario, which forecasted various illustrative potential acquisitions by Westinghouse in the future. The Forecast data summarized herein and the Formal Valuation and the Fairness Opinion do not include or reflect the impact of the Excluded Assets or the illustrative potential acquisitions.

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Tudor, Pickering, Holt & Co. Securities – Canada, ULC

A summary of selected financial information from the Westinghouse Forecast is as follows:

Westinghouse Forecast Undiscounted Free Cash Flow Summary

$ millions, unless otherwise stated	2022(1)	2023	2024	2025	2026
Revenue	$2,094	$4,105	$4,279	$4,510	$4,829
EBITDA(2)	$412	$749	$804	$895	$983
Other Cash Adjustments(3)	$37	$(65)	$(81)	$(180)	$(118)
Capex(4)	$(90)	$(145)	$(148)	$(143)	$(168)
Unlevered Free Cash Flow	$358	$540	$575	$573	$697

Notes:

1.	2022 figures reflect a July 1, 2022 effective date.
2.	Pension expense (income) eliminated from EBITDA and reflected in balance sheets. See "Selected Balance Sheets Information above.
3.	Includes cash taxes, changes in non-cash working capital, restructuring costs, costs to achieve specified synergies, incremental eVinci R&D expenses, and post-closing payments related to prior acquisitions.
4.	Inclusive of eVinci capex.

A summary of the eVinci Forecast is as follows:

eVinci Forecast Undiscounted Free Cash Flow Summary

						Cumulative
$ millions, unless otherwise stated	2027	2028	2029	2030	2031	2032 - 2040
Revenue	$268	$348	$434	$755	$1,147	$25,881
EBITDA	$30	$48	$90	$205	$362	$9,292
Other Cash Adjustments(1)	$(27)	$1	$(19)	$(71)	$(118)	$(2,602)
Capex	$(12)	$(9)	$(11)	$(19)	$(39)	$(677)
Unlevered Free Cash Flow	$(9)	$41	$61	$115	$205	$6,014

Notes:

1.	Inclusive of R&D capitalized adjustment, change in net working capital, and cash taxes.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

Discounted Cash Flow Analysis

TPH performed a discounted cash flow analysis, based on the Westinghouse Forecast, by calculating the estimated present value of the standalone unlevered free cash flows that Westinghouse was forecasted to generate during the fiscal years ending December 31, 2022 through December 31, 2026. TPH calculated implied terminal values by applying to fiscal year 2026 estimated EBITDA a selected range of terminal next 12 months EBITDA multiples of 8.0x to 10.0x. The present values (as of June 30, 2022) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9.50% to 11.50%. TPH utilized the capital asset pricing model (“CAPM”) to estimate a weighted average cost of capital and select discount rate range. Key variables in the CAPM analysis included a coefficient for the risk of the Company’s equity relative to the market (“Beta”) ranging from 1.13 (assuming a 60% equity capital structure) to 1.79 (assuming a 50% equity capital structure) a nominal risk-free rate of 3.89%, a market risk premium of 6.22%, and a size premium of 0.85% to 0.98%. TPH estimated the cost of debt for the Company to be 6.0% to 7.5% after tax, based on observed yields of indexes with similar credit ratings and indicative pricing provided by financing sources to bidders in the Company sale process.

TPH also performed a discounted cash flow analysis, based on the eVinci Forecast, by calculating the estimated present value of the standalone unlevered free cash flows that the eVinci business was forecasted to generate during the fiscal years ending December 31, 2027 through December 31, 2040. TPH calculated implied terminal values by applying to fiscal year 2040 estimated unlevered free cash flow a selected range of terminal growth rates of 0% to 4%. The present values (as of June 30, 2022) of the cash flows and terminal values for eVinci were then calculated using a selected range of discount rates of 25% to 35%. TPH selected this discount rate range based on its judgment of the cost of capital of financing sources for new technology businesses at early, pre-regulatory approval, stages.

TPH summed the low implied enterprise values and the high implied enterprise values, respectively, of these two discounted cash flow analyses and calculated implied equity values (from such implied enterprise values) for the Equity Interest as described under “—Selected Consolidated Balance Sheets Information” above. This analysis indicated the following approximate implied equity value reference ranges for the Equity Interest:

DCF Implied Value Range

$ millions, unless otherwise stated	Low	High
DCF Implied Value Range	$1,217	$2,129

Selected Public Company Trading Analysis

TPH reviewed and analyzed certain financial information including valuation multiples related to selected publicly traded companies with operations focused primarily on maintenance and professional services, nuclear services and products and engineering services, whose operations TPH believed, based on its experience with companies in these industries, to have similarities to the operations of the Company.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

These selected companies were:

Maintenance & Professional Services

•	Veolia Environnement SA

•	Intertek Group plc

•	SPIE SA

•	Bilfinger SE

•	KEPCO Plant Service and Engineering Co., Ltd.

•	Mistras Group Inc.

Nuclear Services & Products

•	Cameco Corporation

•	BWX Technologies, Inc.

•	Centrus Energy Corp.

•	Mirion Technologies Inc.

Engineering Services

•	Jacobs Engineering Group Inc.

•	Worley Limited

•	Fluor Corporation

•	SNC-Lavalin Group Inc.

•	Babcock International Group plc

•	Assystem SA

TPH reviewed, among other metrics for the selected companies, enterprise values as a multiple of calendar year 2022 and calendar year 2023 estimated EBITDA. Financial data of the selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information.

The overall low to high calendar year 2022 estimated EBITDA multiples observed were 5.3x to 10.1x (with a median of 6.8x) for the selected Maintenance & Professional Services companies, 9.8x to 42.4x (with a median of 13.6x (or 13.3x excluding the outlier high multiple)) for the selected Nuclear Services & Products companies, and 5.5x to 12.3x (with a median of 10.4x) for the selected Engineering Services companies.

The overall low to high calendar year 2023 estimated EBITDA multiples observed were 4.6x to 9.3x (with a median of 6.1x) for the selected Maintenance & Professional Services companies, 12.0x to 19.2x (with a median of 12.3x (or 12.2x excluding the outlier high multiple)) for the selected Nuclear Services & Products companies, and 4.2x to 11.0x (with a median of 9.0x) for the selected Engineering Services companies.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

TPH applied selected ranges of calendar year 2022 and calendar year 2023 estimated EBITDA multiples derived from the selected companies of 9.5x to 11.5x and 8.5x to 10.5x, respectively, to corresponding data of Westinghouse based on the Westinghouse Forecast. This analysis indicated the following approximate implied equity value reference ranges for the Equity Interest:

Selected Company Trading Multiple Implied Value Range

$ millions, unless otherwise stated	Low	High
2022E EV / EBITDA	$1,177	$1,827
2023E EV / EBITDA	$889	$1,547

Selected Transactions Analysis

Using publicly available information and third-party research, TPH reviewed certain transactions involving a sale of a business or an entire company announced since January 2012 with a transaction value in excess of $250 million in the maintenance and professional services, nuclear services and products, and the engineering services sectors, globally. The following list sets forth the selected transactions reviewed:

Maintenance & Professional Services

•	Westinghouse Electric Company / BHI Energy | 04/14/2022

•	Primoris Services Corporation / Future Infrastructure Holdings, LLC | 12/14/2020

•	J2 Acquisition Limited / APi Group, Inc. | 09/02/2019

•	Quanta Services, Inc. / Stronghold, Ltd. | 07/20/2017

•	Veritas Capital Fund Management LLC / CB&I N.V. Capital Services Business | 02/28/2017

•	Fluor Corporation / Stork Holding B.V. | 12/07/2015

Nuclear Services & Products

•	Brookfield Business Partners L.P. / Westinghouse Electric Company | 01/04/2018

•	Government of France / Mitsubishi Heavy Industries, Ltd. / Assystem SA / Framatome SAS | 07/10/2017

•	Government of the France / Areva NP | 03/20/2017

•	Energy Capital Partners II, LLC / EnergySolutions, Inc. | 01/07/2013

Engineering Services

•	Jacobs Solutions Inc. / John Wood Group plc Wood Nuclear Business | 08/20/2019

•	Jacobs Solutions Inc. / CH2M HILL Companies Ltd. | 08/02/2017

•	Randstad Holding N.V. / Ausy SA | 06/20/2016

•	WS Atkins plc / EnergySolutions, Inc. Projects Products and Technology Business | 11/16/2015

•	AECOM / URS Corporation | 07/13/2014

•	CB&I N.V. / The Shaw Group Inc. | 07/30/2012

TPH reviewed, among other information, and to the extent meaningful, the implied enterprise values of the selected transactions based on the consideration paid or payable in the selected transactions as a multiple of the current fiscal year or next 12 months (as applicable) estimated EBITDA of the target company or assets as of the applicable announcement date of such transactions. Financial data of the selected transactions were based on Wall Street research analysts’ estimates, public filings and other publicly available information.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

The overall low to high current fiscal year or next 12 months (as applicable) estimated EBITDA multiples observed were 6.9x to 8.5x (with a median of 7.8x) for the Maintenance & Professional Services selected transactions, 7.1x to 9.0x (with a median of 7.6x) for the Nuclear Services & Products selected transactions, and 7.4x to 12.0x (with a median of 10.2x) for the Engineering Services selected transactions.

TPH applied a selected range of estimated EBITDA multiples derived from the selected transactions of 8.0x to 11.0x to the 2022 estimated EBITDA of Westinghouse based on the Westinghouse Forecast. This analysis indicated the following approximate implied equity value reference range for the Equity Interest:

Selected Transaction Multiple Implied Value Range

$ millions, unless otherwise stated	Low	High
2022E EV / EBITDA	$689	$1,665

ADDITIONAL ANALYTICAL REFERENCE POINTS AND CONSIDERATIONS

Beyond the valuation methodologies outlined above, TPH also observed several other items, including:

•	Perpetuity growth rates implied by the discounted cash flow analysis;

•	The changes in the Westinghouse business from the time that Brookfield acquired the business to the current time;

•	Public market valuation levels in the small modular nuclear reactor subsector;

•	Summaries of non-binding indications of interest received for the Company during the sales process conducted by the Company’s financial advisors; and

•	The ability of the Buyer to acquire the Company without triggering an acceleration, or necessitating a refinancing, of the Company’s debt.

FORMAL VALUATION CONCLUSION

Based upon and subject to the foregoing and the assumptions, limitations and qualifications set forth herein, it is TPH’s opinion, as of the date hereof, that the Fair Market Value of the Equity Interest is in the range of $1,265 million to $1,800 million.

TPH observes that, utilizing the same balance sheet data as the analyses described above, the foregoing equity valuation range implies an enterprise value for the Company in the range of $7,227 million to $8,444 million.

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC

FAIRNESS OPINION

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by the BBU Business for the Equity Interest in the Transaction, TPH reviewed, considered and relied upon or carried out, among other things, a comparison of the Consideration to the Fair Market Value range of the Equity Interest determined by the Formal Valuation, and such other information, investigations and analyses as TPH considered necessary or appropriate under the circumstances.

Fairness Opinion Conclusion

Based upon and subject to the foregoing and the assumptions, limitations and qualifications set forth herein, it is TPH’s opinion, as of the date hereof, that the Consideration to be received by the BBU Business for the Equity Interest in the Transaction is fair, from a financial point of view, to the BBU Business.

Yours truly,

Tudor, Pickering, Holt & Co. Securities – Canada, ULC

Bow Valley Square IV | Suite 2110, 250 – 6th Avenue SW | Calgary, AB T2P 3H7 | www.TPHco.com
Tudor, Pickering, Holt & Co. Securities – Canada, ULC